Exhibit 99.1

First Mining's Joint Venture Partner Completes Stage Two Earn-In for the Pickle Crow Gold Project, Ontario, Canada

VANCOUVER, BC, Aug. 30, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to report that Auteco Minerals Ltd ("Auteco") (ASX:AUT) has completed the Stage 2 earn-in requirements with respect to the Pickle Crow Gold Project ("Pickle Crow") located in northwestern Ontario, Canada.  As per the earn-in agreement with First Mining (see news release dated March 12, 2020), Auteco has incurred $5 million in qualifying exploration expenditures, paid $1 million in cash to First Mining and has granted First Mining a 2% net smelter return ("NSR") royalty on Pickle Crow of which 1% can be bought back by Auteco for US$2.5 million.

Auteco, through one of its subsidiaries, has now increased its ownership in PC Gold Inc. ("PC Gold"), the joint venture entity that owns Pickle Crow, to a 70% interest (from 51%).  At any time following August 26, 2021, Auteco has a right to acquire a further 10% interest in PC Gold by paying First Mining $3 million in cash to increase its total interest in PC Gold to 80% (the "Buy-In").  First Mining currently owns 125,000,000 shares of Auteco.

"First Mining is very excited about Auteco completing this stage two milestone at Pickle Crow" stated Dan Wilton, CEO of First Mining. "This milestone formally provides First Mining with a royalty on Pickle Crow and an additional $1 million in cash to enhance our strong balance sheet.  Our partnership with Auteco continues to surface value for First Mining shareholders as demonstrated by the success of Auteco's first phase 45,000 m drilling program, followed by the commencement of a second phase, 50,000 m drilling program.  First Mining looks forward to the ongoing exploration success at Pickle Crow that our partners at Auteco continue to deliver."

Auteco has a cash balance of A$21.8 million as of June 30, 2021 and is well-funded to execute the 50,000 m drill program planned for the next 12 months.  First Mining's interest in PC Gold remains free carried until the earlier of the termination of the earn-in agreement or a decision to mine by Auteco.

About Pickle Crow

The Pickle Crow Gold Deposit is a high-grade, shear-hosted, mesothermal Archean lode gold deposit. The deposit occurs primarily within mafic volcanics and banded iron formation (BIF) units in the Pickle Crow assemblage of the Pickle Lake Greenstone belt located in the Uchi Lake Sub-province of the Superior Craton of the Canadian Shield.

Mineralization is focused around steeply north-west dipping, regional scale shear zones. Multiple mineralization styles have been identified on the property, including Quartz-Gold-Tungsten (+/-Tourmaline) Shear Veins which are the focus of the current exploration, and banded iron formation mineralization (BIF-style), which comprises structurally-controlled, sheeted vein arrays hosted within the BIF.

Pickle Crow is one of Canada's highest-grade historical gold mines. It operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. Auteco has increased its landholding near the Project by staking an additional 130 km2 (13,000 ha) of land contiguous to Pickle Crow, thereby increasing the combined property's land package to over 320 km2 (32,000 ha) (see news release dated February 18, 2020). First Mining acquired Pickle Crow in November 2015 through its acquisition of PC Gold Inc.

Auteco's development focus is on returning to first principles, completing a new geological review and applying modern exploration technologies in their advancement of the Project. Auteco has a strong focus on discovering and developing new project scale, high-grade, near surface gold resources.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for the exercise by Auteco of the Buy-In; (ii) commencing a second phase 50,000 m drill program at Pickle Crow and the timing to receive assays from such a drill program; (iii) the success of any drill programs carried out by Auteco at Pickle Crow. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; receipt of necessary financing by Auteco; the presence of and continuity of metals at Pickle Crowt at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar or Australian dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

View original content to download multimedia:https://www.prnewswire.com/news-releases/first-minings-joint-venture-partner-completes-stage-two-earn-in-for-the-pickle-crow-gold-project-ontario-canada-301364869.html

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/30/c1290.html

%CIK: 0001641229

For further information: Richard Huang, Vice President, Corporate Development, Direct: +1 604 639 8824, Toll Free: 1 844 306 8827, Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 30-AUG-21